June 30, 2011
Michael Seaman, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-3628

Re:	Nationstar Mortgage LLC and Nationstar Capital Corporation Amendment No. 5 to Registration Statement on Form S-4, Filed on June 9, 2011 (File No. 333-171370) (the “Registration Statement”)
Dear Mr. Seaman,
          On behalf of Nationstar Mortgage LLC (the “Company”), Nationstar Capital Corporation (the “Co-Issuer” and, together with the Company, the “Issuers”) and the guarantors set forth therein (the “Guarantors” and, together with the Issuers, the “Registrants”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated June 21, 2011 with respect to the Registration Statement.
          The Registrants have filed today Amendment No. 6 (“Amendment No. 6”) to the Registration Statement, together with this letter via EDGAR correspondence. Capitalized terms used, but not defined, herein have the meanings assigned to such terms in Amendment No. 6.
          For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 6.

Michael Seaman, Esq.
June 30, 2011, p. 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Summary of Other Indebtedness
Originations, page 89
1.	We note your response to comment 4 of our letter dated May 25, 2011 and the undertaking in Exhibit 10.12. Section (b)(4)(iii) of Item 601 of Regulation S-K applies to instruments defining the rights of holders of long-term debt. The financing facilities discussed in this section of your registration statement appear to be short-term debt. Please provide an appropriate explanation as to why you are not required to file these other facilities or please file them as exhibits to the registration statement. Additionally, please delete the undertaking in Exhibit 10.12.
     Response:
     With regard to the financing facilities that provided a commitment of $100 million, $75 million, $50 million and $100 million, respectively, these amounts constitute only 5.3%, 4.0%, 2.7% and 5.3% of the total assets ($1,873 million) as of March 31, 2011, respectively. The Registrants respectfully submit that the agreements for these financing facilities are financing arrangements in the ordinary course of business and are not material, and therefore not required to be filed pursuant to Item 601 of Regulation S-K, including Item 601(d)(1) thereof. In addition, we agree that these financing facilities are short-term debt, and are therefore not required to be filed under Section (d)(4)(ii). Furthermore, neither Section (d)(4)(iv) nor Section (d)(4)(v) of Item 601 are applicable to these financing facilities. In response to the Staff’s comment, we have also removed the undertaking in Exhibit 10.12.
Legal Proceedings, page 123
2.	You state that although you have resumed foreclosure proceedings, there could be a delay in these proceedings due to various factors. Please revise your MD&A and financial statement footnotes to disclose how you have considered this delay in your determination of the fair value of your mortgage servicing asset. Additionally, disclose whether you have incorporated increased costs to service in your fair value model as a result of the foreclosure delays and consent orders. Discuss the impact of any changes in these assumptions on the fair value of your mortgage servicing asset and quantify the impact of such changes if material.
     Response:
     Based on the Staff’s comment, the Registrants have revised the disclosure on pages 65, F-26 and F-69 of the prospectus.
Compensation Discussion and Analysis, page 131

Michael Seaman, Esq.
June 30, 2011, p. 3
3.	We note from your disclosure in Management’s Discussion and Analysis that a revised compensation plan executed for certain executives resulted in increased share-based compensation. Please revise the Compensation Discussion and Analysis section to clarify which plan was revised and when it was revised. Also describe the revisions and the reasons for them.
     Response:
     Based on the Staff’s comment, the Registrants have revised the disclosure in Management’s Discussion and Analysis to clarify that revised individual compensation arrangements (and not a new compensation plan document) were implemented for certain executives. The revisions referred to in Management’s Discussion and Analysis are that substantial one-time equity awards were granted in 2010 and, in connection with these grants, the employment agreements with certain executives were amended and certain outstanding awards were forfeited as discussed on pages 130, 132 and 133 of the prospectus. The revised arrangements are set forth in employment agreements, certain award agreements and the FIF HE Holdings LLC limited liability company agreement. These agreements are discussed in the Compensation Discussion and Analysis and there is no other legal documentation or agreement relating to the revised arrangements referred to in Management’s Discussion and Analysis. The Registrants have revised our disclosure on pages 132 and 133 of the prospectus regarding equity arrangements to further describe the revisions and the reasons for them.
Long-Term Incentive Plans, page 133
4.	Please revise your descriptions of the equity incentive plan and the long-term incentive plan to disclose the awards amounts and explain how they were determined. Also explain the reasons for any large year-over-year variations.
     Response:
     Based on the Staff’s comments, the Registrants have revised the disclosure on pages 132 and 133 of the prospectus.
Equity Incentive Plan, page 133
5.	We note that following termination of employment, the Company will have certain repurchase rights as set forth in the applicable unit award agreement and the Limited Liability Company Agreement of FIF HE Holdings LLC. Please describe the repurchase rights and file the limited liability company agreement as an exhibit to the registration statement. Also, please revise to clarify whether the limited liability company agreement is the “equity incentive plan” referred to in this section. If it is not, please file the equity incentive plan as well.
     Response:

Michael Seaman, Esq.
June 30, 2011, p. 4
     Based on the Staff’s comments, the Registrants have revised the disclosure on page 133 of the prospectus to describe the repurchase rights and have filed the Limited Liability Company Agreement of FIF HE Holdings LLC as Exhibit 10.25 to the prospectus. Due to the commercially sensitive nature of the information included in Schedules 3.7 and 3.17 of Exhibit 10.25, we have requested confidential treatment of portions of Schedules 3.7 and 3.17. Supplementally, we note specifically and without limitation that Sections 9.11.3, 9.11.4 and 9.11.5 of Exhibit 10.25 are not relevant to any of the named executive officers and are not material to the Registrants from a financial perspective or otherwise. Accordingly, those sections are not described in the prospectus.
Consolidated Financial Statements for The Period Ended March 31, 2011
Consolidated Balance Sheet, page F-57
6.	For transparency purposes, please revise your balance sheet here as well as on page F-4 to separately quantify the Allowance for loan losses either parenthetically or as a separate line item. Similarly, please present your provision for loan losses as a separate line item on the face of your Statements of Operations on pages F-4 and F-58.
     Response:
     Based on the Staff’s comments, the Registrants have revised the disclosure on pages 73, 74, F-3, F-4, F-16, F-47, F-48, F-51, F-52, F-54, F-55, F-57, F-58, F-60, F-85, F-86, F-89 and F-90 of the prospectus.
Note 6. Mortgage Loans Held For Sale and Investment, page F-66
7.	Please revise your disclosure on page F-68 as well as page F-24 to specifically disclose the date or range of dates that you updated the data related to your credit quality indicators. Refer to ASC 310-10-50-29(c).
     Response:
     Based on the Staff’s comments, the Registrants have revised the disclosure on pages F-68 and F-24 of the prospectus.
Exhibit 23.1
8.	Please revise to provide an updated consent from your auditor.
     Response:

Michael Seaman, Esq.
June 30, 2011, p. 5
     Based on the Staff’s comments, the Registrants have filed an updated consent from the auditor dated as of June 30, 2011.
          Additionally, the Company notes that it received comments of the Staff to Nationstar Mortgage Holdings Inc.’s Registration Statement on Form S-1 (“S-1”). The comments set forth below in bold also apply to disclosures contained in the Registrants’ Registration Statement, and the Registrants have further revised the disclosure in Amendment No. 6 as set forth below. Nationstar Mortgage Holdings Inc. will separately respond to the Staff’s other comments on the S-1 in the next amendment to the S-1.
          The numbering of the comments set forth below corresponds to the numbering in the Staff’s comment letter to the S-1. Please note that the page references in the Staff’s comments to the S-1 are to the pages of the S-1, while the page references in the responses set forth below are to the pages of Amendment No. 6.
Risk Factors
6.	We note your disclosure throughout the document that you service higher risk loans. Please add a risk factor that specifically addresses the risks associated with this.
     Response:
     Based on the Staff’s comment, the Registrants have revised the disclosure on pages 20 and 21 of the prospectus contained in Amendment No. 6 to add a risk factor that specifically addresses the risks associated with servicing higher risk loans.
We may be required to repurchase..., page 23
8.	Revise to quantify your exposure, i.e., the principal amount of loans that may be subject to repurchase.
     Response:
     Based on the Staff’s comment, the Registrants have revised the disclosure on pages 26 and 27 of the prospectus contained in Amendment No. 6 to quantify the principal amount of loans that may be subject to repurchase.
Principal and Selling Stockholders, page 133
16.	Please revise the footnote in this section to indicate an individual who has voting and dispositive power over the share held by the Initial Stockholder.
     Response:

Michael Seaman, Esq.
June 30, 2011, p. 6
     Based on the Staff’s comments, the Registrant has revised the disclosure on page 142 of the prospectus contained in Amendment No. 6.
*          *          *
          We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Duane McLaughlin at (212) 225-2106.

Sincerely, CLEARY GOTTLIEB STEEN & HAMILTON LLP
/s/ Duane McLaughlin
Duane McLaughlin, a Partner

Enclosure

cc:	Anne Sutherland, Esq. Executive Vice President and General Counsel Nationstar Mortgage LLC